Exhibit 15

Shareholder Letter dated March 11, 2020

Black swan events are both unpredictable and inevitable, but that doesn’t mean we can’t be prepared

The coronavirus (COVID-19) global outbreak is by definition a black swan event. While no one could have predicted the details, we’ve spent the last several years positioning our portfolio for this type of eventuality, and will continue to act decisively to weather an extended period of adversity.

For the past two weeks, nearly every investment manager, advisor, broker, tech platform, or other financial company has sent a note to their customers with more or less the exact same message: Sometimes markets go up, and sometimes they go down. There’s absolutely nothing you can do about it, and although things may seem alarming, the best thing you can do right now is just hold on and continue to keep investing.

This way of thinking certainly has its origins in merit-worthy lessons about not trying to “pick winners” or “time the market”, but the idea that we should all resign ourselves to the fact that we are merely ants on a log floating down river towards a waterfall is a level of helplessness that we have a hard time endorsing.

So instead, we felt it important to give our investors a more frank view of what we see unfolding, and the proactive steps we’ve taken over the years to prepare for such an event.

The ongoing coronavirus (COVID-19) global outbreak is by definition a black swan event in that it was impossible to predict, and yet it has caused (and will almost certainly continue to cause) massive disruption. While there continue to be many more unknowns than knowns, a few things do seem somewhat clear to us:

•	First, the magnitude of the risk is impossible to quantify at this moment.
•	Second, today we are likely much closer to the beginning of this outbreak than we are to its end.
•	Third, a sustained outbreak which results in large scale restrictions on movement, travel, and public gatherings would have severe negative impacts on the world economy.
•	And fourth, we are currently more at risk of slipping into a true recession than at any time in the last decade.

All of our investors should be familiar with the letter titled: What you should expect from Fundrise during the next financial crisis. Originally drafted in 2017, we’ve since sent it to every single investor who has ever joined the platform (most receiving it roughly 60 days after placing their first investment).

While the entire piece is relevant, we felt the below portion is particularly worth calling out in this moment:

“The funny thing about black swans is that, by definition, they can’t be predicted. So rather than build an investment strategy around forecasting the market’s ups and downs, hoping that a life raft will magically appear when things get choppy, we’ve instead set out to build an ark capable of weathering unexpected storms, assuming that eventually one will hit.

We do this by consistently seeking to make sound investments with strong fundamentals, even if it means being slightly more conservative in our approach than others around us.”

In other words, we’ve been specifically building the broader Fundrise portfolio with the intention of being able to sustain a prolonged period of economic distress as a result of this kind of eventuality.

Today, nearly 70% of the portfolio is held in residential rental properties, the vast majority of which are focused on providing well-located and reasonably priced housing to workforce renters. We’ve weighted toward these types of assets because they generally have better withstood past economic downturns; shelter, like food, is a basic need rather than a discretionary expense.

We aimed to acquire these assets at a basis below what it would cost to build the same building today, and financed them with long-term fixed rate debt at relatively modest leverage, allowing for the potential of substantial decreases in operating revenue to occur (over 30% in all cases and over 40% on average) without risking our ability to cover debt payments.

Virtually all of the remainder of our real estate portfolio is either senior loans secured by the underlying property, or commercial assets that we own outright with no debt in place. Again, this substantially de-risks the portfolio, as excessive leverage is the primary reason that many real estate investors lost principal in previous downturns.

To be clear, this is not to say that our investments are risk-free. If the resulting downturn from the effects of the coronavirus outbreak proves to be more extreme, chances are that at least a few of our 200+ assets would experience some form of hardship or decrease in value.

However, rather than simply throw our hands up and proclaim that there’s nothing to be done except sit back and hold on, we will instead continue to take deliberate actions that we believe further increase the portfolio’s ability to weather a downturn. In some cases, this may mean selling assets that we believe have run their course, and deploying that capital into other properties that we feel are particularly well suited to withstand stress. And in almost all cases, it will mean holding more cash reserves, being more conservative, and likely accepting lower relative returns in the short term than what we have produced in the past, in exchange for greater stability and with the intent to be well-positioned to capitalize on new opportunities when the storm clouds do eventually pass.

As an investor, it is always humbling to be reminded of how quickly things change. The coronavirus is a global shock that no one was anticipating, and while we absolutely continue to hope for the best, our job is to prepare for the worst. Given how events have unfolded so far, we believe the potential for mass sentiment to move quickly towards one of panic remains very real, and therefore we will continue to reevaluate the situation daily.

In our 2019 year-end letter from just over a month ago, we discussed our belief that the 2020s would see a true paradigm shift away from the fundamentals of the previous decade and “caution(ed) against assuming current trends couldn't reverse unexpectedly, especially when everyone starts to believe they won’t.” We just did not expect that shift to occur so rapidly.

As always, the purpose behind this letter is to be as transparent as possible with you about our beliefs and subsequent intended actions as it relates to the broader Fundrise portfolio. And just as we believe the swiftly changing economic environment warrants decisive action on our part, we also believe that all investors should conduct their own comprehensive analysis of their personal portfolio in order make similar holistic decisions about how to best move forward, even if that means choosing to hold back their funds that they may have otherwise invested with us in favor of having more liquidity on hand over the next few weeks and months.

Finally, we always appreciate hearing from you, our investors, about your perspective on current events, as well as any information that you believe could be of value to us. Don’t hesitate to reach out to us at investments@fundrise.com.

Onward,

The Fundrise Team